

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

Via E-mail
Paul Price
Chief Executive Officer
Wireless Ronin Technologies, Inc.
55 Broadway, 9th Floor
New York, New York 10006

> **Re:** **Wireless Ronin Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on September 12, 2014**
> **File No. 001-33169**

Dear Mr. Price:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you filed a Form 8-K on September 17, 2014 to announce that the company's name had been changed from "Wireless Ronin Technologies, Inc." to "Creative Realities, Inc." As a registrant subject to Section 12(g) of the Exchange Act, please explain why you believe a proxy or information statement in connection with the company's name change was not required. Alternatively, please revise your preliminary information statement to include a discussion of the company's name change pursuant to Item 19 of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

Sole Proposal – Amendment to the Articles of Incorporation to Increase the Number of Authorized Capital Shares, page 2

2. You disclose that your authorized share capital is composed of 66,667,000 shares, of which 50,000,000 shares are authorized for issuance as common stock and 16,667,000

shares are authorized for issuance as preferred stock. However, according to the Form 8-K and the amendment to your articles of incorporation filed on November 30, 2012, it appears that you effected a 5-for-1 reverse stock split, which reduced your authorized share capital to 26,666,666 shares, comprised of 16,666,666 shares of preferred stock and 10,000,000 shares of common stock. Please advise.

Preferred Stock, page 3

3.   Please tell us in your response letter whether you presently have any plans, proposals or arrangements to issue any of the newly available shares of preferred stock for any purpose, including future acquisitions and/or financings. If not, please revise your disclosure to state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available shares of preferred stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
         Paul D. Chestovich, Esq.

Maslon Edelman Borman & Brand, LLP